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Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

December 20, 2011

BFM Radio

19 December 2011

Dominique Cerutti interviewed by Fabrice Lundy

FL:      […] So where are we now with the Deutsche Börse - NYSE Euronext merger? The EC anti-trust authorities and Mr Almunia are apparently on your back, right? Let me sum up the current state of play: the deal has stalled before the European Commission, where the heart of the matter is competition -- showing them that you’re not going to set up an invincible monopoly. In particular in listed derivatives, where each of you has a major subsidiary -- on one side NYSE Liffe, on the other Eurex. So the point is not to end up in a monopoly situation. A number of prominent individuals -- captains of industry, around 30 of them -- have now taken a stand, including full-page ads last week, calling for the merger to go ahead. So where are you, exactly, in your discussions with the Commission and Mr Almunia?

DC:     Before I answer your question, why are these industrialists and economists from all over Europe supporting our merger? Just as we’ve seen, at different stages in the process, massive support from issuers, big companies, various regulatory authorities and investors.

Because [the merger] creates the world’s largest stock exchange, the world benchmark, in all asset classes, and is based in Europe.

It creates value for all classes of clients, but above all responds to the two main points we discussed and that markets are currently suffering from: the two scourges of opacity and [lack of] transparency. Where everyone -- big corporations, SMEs and investors -- is seeking the same thing, especially in Europe: a large regulated market -- highly regulated -- covering all asset classes, transparent and reducing fragmentation.

That’s why there’s so much interest in and support for our project.

FL:      OK, now on to the European Commission. What else do you have to do to win their favour?

DC:     First, it’s absolutely normal that the Commission examine the project to determine its impact on competition, given the size of the entity we are creating. There’s no conflict there; we were expecting it, and we’re now entering the final stages. In October we finalized the document in which they explained all of the concerns they had, and we responded by making what is known in our jargon as “concessions” -- that’s standard practice. That involves offering either to sell some assets to our competitors to recreate competition, as we’ve said we would, or to open up...

FL:      For example, which assets are you prepared to sell?

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DC:     Single equity derivatives, where there is in fact some overlap. That is, when the two entities are merged, competition would be eliminated. [So] these might be sold, if this solution was accepted. There are other types -- and this gets a little technical -- of services that would also be sold, so we’ve addressed that point by point. But above all we are proposing a very important remedy that would consist of opening up clearing activities -- “post-trade” -- that were viewed as a model of vertical integration, and raised some concerns over competition. Together those proposals represent a major move ahead.

FL:      But you would hold on to NYSE Liffe and Eurex in any case?

DC:     Yes, but there we’re talking about the two companies: there’s no question of selling NYSE Liffe or Eurex. The alliance wouldn’t make sense. However, within their portfolios of activity, some parts might be sold off, if the EC competition authorities accept this. And there are some openings in post-trading business.

FL:      Right. So you are not prepared to sell either of them, in any case?

DC:     No, because as I’ve already said, that would represent a massive concession, and there wouldn’t be any point to it. For the EC anti-trust authorities, there’s no reason for a concession to be punitive or spectacular in nature: it comes in response to a specific concern. So we’re not talking about the sale of Liffe or Eurex, we’re talking about fine-tuning, each move in response to a specific point raised by the Commission.

FL:      Right. So the next key date is January 23?

DC:     Absolutely, and we’re hoping for good news.

FL:      And you’ll be back to tell us about it.

DC:     With pleasure!

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight

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Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

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